Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2015 (1)	2014 (1)
Net income	$31	$35
Income taxes	17	20
Capitalized interest	(2)	(3)
	46	52
Fixed charges, as defined:

Interest	57	54
Capitalized interest	2	3
Interest component of rentals charged to operating expense	—	—
Total fixed charges	59	57

Earnings, as defined	$105	$109

Ratio of earnings to fixed charges	1.78	1.91
  ____________

(1)	Excluded from the computation of fixed charges for the three months ended March 31, 2015 and 2014 is interest expense of $-0- and $6 million, respectively, which is included in income tax expense.